UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ___April 2008___

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: April 2nd, 2008	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific 2007 Results Filed

Wellington, New Zealand - April 1, 2008 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd has filed its annual comparative audited financial statements for the fiscal year ended December 31, 2007. The financial statements and accompanying management’s discussion and analysis, annual information form, reserves statement and report and independent evaluator’s report on reserves, as required under National Instruments 51-101 and 51-102 (Canada), are now available for review on the Company’s website and via the SEDAR (Canada) and EDGAR (US) securities disclosure filings sites, which can be accessed through www.austral-pacific.com, www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm respectively.

Note: all amounts are expressed in US currency.

The Company’s operating and financial highlights for the year ended December 31, 2007 included:

  Completing and commissioning permanent production facilities for the Cheal field;

  Meeting its interim production goal of 700 barrels of oil per day by year-end;

  Initiating production testing at Cardiff;

  Placement of $15.5 million (in cash and assets) of preferred and common shares during the year.

Subsequent to year end, the Company has also announced:

  The conditional sale of its PNG Stanley (PRL 4) and PRL 5 assets;

  A renegotiation and restructuring of the terms of its loan facility with Investec Bank (Australia) Limited, reducing the debt from $18.7 million to $11 million.

In announcing the results, Austral CEO Thompson Jewell said, “Equally as important as the production at Cheal are the proven and probable oil reserves that have been confirmed as 2.020 mmboe net to the Company. The Independent Reserves Evaluator’s report prepared by Sproule gave a before tax NPV10 value of $72.25 million for our 2P reserves; a significant increase on last year’s report of $38.85 million, and testament to the value added to the company.”

Financial Results

The net loss for the year was $22.0 million ($0.74 per common share) compared with the loss for 2006 of $13.4 million ($0.57 per common share). The major movement from the prior year reflects the commissioning of the Cheal facility and the costs associated with the loan facility. Net revenues of $5.9 million were offset by initial production costs ($3.0 million) and depletion ($4.4 million) based on full capital costs spread over proved developed reserves only. Financing costs ($4.1 million) associated with the Arrowhead acquisition in 2006 and Cheal project development, and unrealised “hedging” costs based on the current high oil price ($7.3 million), were significant expense items for the first time.

Commenting on the financial position of the Company, Mr. Jewell stated, “There is no doubt that delays in commissioning the Cheal facilities adversely affected our financial performance in 2007 and give us some short term liquidity issues. Our bankers have been very supportive of the project and we are working closely with them. Our recent announcement showed we will reduce our debt to a more manageable $11 million and allow us to reinvest our current cash and future cash flows to grow production to up to 1,000 to 1,400 bopd, and test the significant potential upside we see in the Cheal area. A 2 to 3 well program is planned to start in Q2 2008.

Jewell continued, “Our strategic intention remains clear and unchanged, and 2008 becomes a critical year to see real delivery of value from the investments made in 2006-07. I am excited by the 10 or so prospects that the Cheal/Cardiff Area 3D seismic survey has identified and matured, that we hope to drill in the next 18 months. This, together with growing Cheal production in Q2, drilling the Kahili development well later in the year, and further evaluation of the Cardiff Field, will add real value. PNG also has long term potential and we continue to pursue commercial development of the Douglas gas/condensate discovery.”

* BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Thom Jewell, CEO +64 (4) 495 0880 or Brad Holmes: +1 (713) 304 6962

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.